September 23, 2005


VIA EDGAR
----------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:         Van Eck Worldwide Insurance Trust
            File Nos. 033-13019 and 811-05083
            485(a) Registration Statement and Subsequent 485(b) Filing

Ladies and Gentlemen,

      This letter is being submitted on the Registrant's behalf in response to the comments of Harry Eisenstein of the Staff of the Division of Investment Management (the "staff") provided to Heidi Cain in a telephone conversation on August 18, 2005 regarding the Registration Statement on Form N1-A of Van Eck Worldwide Insurance Trust (the "Registrant"), an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") as amended and the Securities Act of 1933 (the "1933 Act") as amended, relating to the Registrant's filing under Rule 485(a) on June 27, 2005. Contemporaneous with the submission of this letter, the Registrant is filing with the Commission a Post-Effective Amendment pursuant to Rule 485(b) of the General Rules and Regulations of the Securities Act. The documents being filed reflect the changes discussed herein.

      The Staff's comments are set forth below together with the Registrant's responses thereto. The Comments and Responses apply to the Van Eck Worldwide Insurance Trust, S Class.

VAN ECK WORLDWIDE INSURANCE TRUST S CLASS: PROSPECTUS
-----------------------------------------------------

      COMMENT NO. 1: Revise the first sentence under the section entitled "Fund Performance" to clarify that the registration statement applies to the S Class, not the Initial Class.

      Response: The Registrant has revised the first sentence under the section entitled "Fund Performance" for each of Worldwide Bond Fund, Worldwide Hard Assets Fund, Worldwide Emerging Markets Fund and Worldwide Real Estate Fund to indicate that the registration statement applies to the S Class rather than the Initial Class, yet the Initial Class' performance figures shall be used. The new language reads as follows:

      "S Class shares commenced on September 26, 2005, and accordingly have not yet completed a full calendar year of performance. S Class shares would have substantially similar performance as the Initial Class shares because the classes will be invested in the same portfolio of securities."

      COMMENT NO. 2: In the Financial Highlights section, please indicate that the returns do not include 12b-1 fees, and, if they were reflected, the returns would be lower than those shown.

      Response: The Registrant has added the following statement to the end of the paragraph preceding the Financial Highlights section:

      "Additionally, total returns do not reflect the additional service fees for the S Class, and if those fees were reflected, the returns would be lower than those shown."

      COMMENT  NO. 3: In the  preamble  to the  expense  tables  for each of the
portfolios,   note  that  other  Van  Eck  Worldwide   Insurance  Trust  classes
participate in variable products.

      Response: The Registrant has added language indicating that each of the Van Eck Worldwide Insurance Trust Classes (Initial, R1 and S) participate in variable products to the perambulatory paragraph of the expense tables for each of Worldwide Bond Fund, Worldwide Hard Assets Fund, Worldwide Emerging Markets Fund and Worldwide Real Estate Fund. The new language reads as follows:

      "An investor in the S Class, as with investors in the Initial and R1 Classes, participates only through a variable annuity contract, a variable life insurance policy (variable contract) or through a qualified pension plan."

                                      * * *

At the request of the Staff, the undersigned acknowledges on behalf of the Registrant that:

            o the Registrant is responsible for the adequacy and accuracy of the disclosure in the Prospectuses and Statements of Additional Information for the series' of the Van Eck Worldwide Insurance Trust;

            o the Staff's comments and the changes to the Van Eck Worldwide Insurance Trust's Prospectuses and Statements of Additional Information made by the Registrant in response to the Staff's comments do not foreclose the SEC from taking any action with respect to the Prospectuses and Statements of Additional Information; and

            o the Registrant may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                      * * *

If you have any questions with respect to the foregoing, please do not hesitate to telephone Ted Leszczynski at 212/293-2164 or Heidi L. Cain at 212/293-2037.

Sincerely,

/s/ Thaddeus Leszczynski

Thaddeus Leszczynski
Interim Chief Compliance Officer